UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 5

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2023

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

TOM CLARK

Canadian Consulate General

466 Lexington Ave

New York, New York 10017

Copies to:

CATHERINE M. CLARKIN Sullivan & Cromwell 125 Broad Street New York, New York 10004	SILVESTER KOMLODI Deputy Minister of Finance Province of Manitoba Department of Finance Room 109, Legislative Building 450 Broadway Winnipeg, Manitoba Canada R3C 0V8

*	The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 18-K for the fiscal year ended March 31, 2023, as set forth in the pages attached hereto:

Exhibit 99.1	Province of Manitoba Public Accounts for March 31, 2024

https://www.gov.mb.ca/government/finances/annualreports-publicaccounts.html

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on September 27, 2024.

Province of Manitoba

By:	/s/ Nicoleta Oprea
Nicoleta Oprea Assistant Deputy Minister, Treasury Division

EXHIBIT INDEX

Exhibit Number	Description	Page

99.1	Province of Manitoba Public Accounts for March 31, 2024